American Century Investment Services, Inc.

Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$60,076,190
Receivable from ACIM	2,673,242
Prepaid expenses and other	1,715,332
Deferred sales commission	1,374,453
Property and equipment, net	158,417
Accounts receivable	104,270
Deposit with clearing broker	100,000
Total assets	**$66,201,904**

Liabilities and stockholder's equity

Liabilities	
Accrued salaries and benefits	$33,535,807
Accrued underwriting and distribution fees	11,237,830
Accounts payable and accrued expenses	2,702,398
Affiliate income taxes payable	444,246
Income taxes payable	212,053
Deferred income taxes	70,158
Total liabilities	48,202,492
Stockholder's equity	
Common stock, $1 par value — 30,000 shares authorized, 11,900 shares issued and outstanding	11,900
Additional paid-in capital	45,684,884
Accumulated deficit	(27,697,372)
Total stockholder's equity	17,999,412
Total liabilities and stockholder's equity	**$66,201,904**

See notes to financial statements.